U.S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                       BUSINESS ISSUERS


                        FORM 10-SB12G

          UNDER SECTION 12(b) OR (g) OF THE SECURITIES
                    EXCHANGE ACT OF 1934


		CRAFTY ADMIRAL ENTERPRISES, LTD.
         --------------------------------------------
        (Name of Small Business Issuer in its charter)


           Nevada                       88-0455809
 ----------------------    ----------------------------------
(State of incorporation)  (I.R.S. Employer Identification No.)


                      1608 Yew Street #403
                  Vancouver, B.C., Canada V6K 3E7
        ------------------------------------------------
       (Address of principal executive offices)(Zip Code)

        Issuer's Telephone Number    (604) 612-4847

Securities to be registered pursuant to 12(b) of the Act: NONE

Securities to be registered pursuant to 12(g) of the Act:

                    COMMON STOCK $.001 PAR VALUE
                    ----------------------------
                           (Title of Class)

                              PART I


ITEM 1. DESCRIPTION OF BUSINESS

General
-------
Crafty Admiral Enterprise's goal is to provide e-Commerce distribution of classic auto parts to classic automobile owners from all over the world with an Internet site/store from which they can easily purchase new, used and rebuilt parts from several major suppliers for their cars. We believes that, as the classic car craze continues to build with the aging baby boomers and 50's-style celebrations are held throughout the world, especially in the U.S., the demand for classic car parts will continue to grow. Many classic car owners are unable to find some parts and pay a high price to have them manufactured. In addition, the search for a part is endless - salvage yards, automobile parts stores, classified advertisements, current web sites and auctions. We intend to offer a "search" service on our web site to assist customers in locating hard-to-find parts. Our Management has established connections with several automobile parts dealers and used parts yards throughout the world and is presently building a database from which to conduct parts searches for online customer requests. We are also developing a catalogue, which will allow automated ordering, payment and fulfillment of thousands of parts for the automobile enthusiast.
The customer will not only be able to locate the part needed but also have the ability to compare pricing, confirm availability of the needed part and distinguish whether the part is an OEM (original equipment manufacturer) or a reproduction part.

Our web site will allow people to search and purchase classic car parts and accessories from the comfort of their home or office via the Internet.

Industry Overview
-----------------
The online commerce market, particularly over the Internet, is rapidly evolving and intensely competitive. We believe that the principal competitive factors in its market are brand name recognition, site selection, convenience, price, accessibility, customer service, quality of search tools, quality of editorial and site content, as well as the reliability and speed of fulfillment. The popularity of the Internet is continually expanding and those who are familiar with the Internet are well aware of how informative and convenient shopping can be. Due to intense competition, we realize the need for differentiation and strongly believe that combining the Internet with selling our products from not one, but several, major suppliers will be key to our success. We are currently unaware of any other company exclusively offering classic automobile parts over the Internet from not one, but several suppliers.

Business Strategy
-----------------
We have two main business strategies. The first and most important focuses on attracting Internet users to our web site. By providing a user-friendly environment, we hope to attract and retain a loyal customer base. The second strategy will focus on attracting and retaining customers who own or deal in classic automobiles. We will focus on building long-term relationships with our customers by offering a wide variety of parts and accessories and by offering a search service, thereby saving the customer time and money.

Proposed Initial Products
-------------------------
Initially, we intend to acquire distributor status with numerous suppliers of restoration parts. There are several major suppliers of restoration parts; namely, Year One Inc., Classic Industries Inc., The Paddock Inc., Original Parts Group Inc., and Auto Accessories of America Inc. These companies represent the major players in the classic automobile restoration business and offer thousands of after-market parts for numerous vehicles. We will compliment these suppliers' products with several other less well-known part suppliers such as Obsolete Chevrolet Parts Co., and SMS Auto Fabrics Ltd., to name a few. The major suppliers offer distributor pricing and we are in negotiations with several of the smaller suppliers to offer the Company wholesale pricing so as to profit from the sale of their goods.

Distribution/Fulfillment of Orders
----------------------------------
Our arrangements will be made in such a way as to have fulfillment done by suppliers, thereby requiring very little manpower. For products from suppliers who will not ship directly to the customer, we intend to enter into an agreement with a fulfillment company to distribute its products. We are currently gathering information from fulfillment/ distribution companies in Nevada, where we could take advantage of the inventory tax breaks afforded to Nevada corporations. We are also currently seeking storage facilities in Nevada near the distribution facilities for storage of products.

Federal Laws, Rules and Regulations
-----------------------------------
All of the companies that will be featured on our web site have been in operations for several years and will have a history of following government regulations. Each individual company featured on our web site has warranty/return policies which vary, ranging from no questions asked and no restocking fees to 30 day money-back guarantees. The competitive shop we will provide the customer will clearly explain and compare these policies, thereby helping the customer make their individual choice on which supplier to purchase from.

Web Site Design/Advertising and Marketing
-----------------------------------------
We have obtained the domain name AutoParts4Classics.com for our website and are working with a software designer on developing an on-line catalogue and software, which will allow automated ordering, payment and fulfillment. This ability will enable us to make changes and upgrades to the various sites and catalogues at our discretion without having to hire people with special talents at high cost and possibly limited availability. We are designing the web site to provide a convenient, user-friendly and informative shopping experience for our customers and have contracted with an unrelated third party to assist us in the development and publication of the web site.

We intend to purchase banner advertisement on industry specific web sites as a way to increase awareness, brand identity and encourage target markets to utilize our site. Ads on major search engines will be designed to increase the visibility of our web site.

Competition
-----------
Some of our current competitors are: ClassicAutoParts.com, a web site which specializes in Chevrolet Pickups, Chevelle and Camaro parts and accessories; World Auto Parts Galore, a web site specializing in foreign auto parts and accessories; Classic Auto Restoration Products, a web site specializing in soft trim products for the restorer; Cyber Classic Auto Parts, a web site which specializes in GM and Ford parts and accessories; and Classic Auto Locators, a web site which specializes in locating classic cars, but also offers a parts and accessories search and referral list. All these sites utilize similar marketing strategies and technologies as those we intend to implement. However, Management believes that, with its prior experience and contacts in the automobile parts industry combined with offering several suppliers' products, the ability to competitively shop from those suppliers' wares and the ease of finding the needed product, it will be able to attract a fair market share of the classic automobile owners seeking parts and accessories in the explosive market for classic car restorations.

Employees
---------
At the present time, we have no employees other than our officer and director, Lawrence Siccia, who devote his time as needed to the business. We intend to add staff as needed as and when we expand our business operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------
We expect our current cash in the bank, in addition to the revenues we expects to derive from advertisers on our website and from the sale of parts to satisfy our cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

As of January 31, 2001, we had not yet expended any significant amount of money for research and development. We have recently completed a public offering, pursuant to an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and intend to commence development of our website and product line. We intend to spend approximately $5,000 on research and development during the next 12 months.

During the next 12 months, we do not intend to purchase any significant property or equipment.

Results of Operations
---------------------
For the one-month period ended January 31, 2001 and for the years ended December 31, 2001 and 2000, we had no revenues and incurred total net operating $1,050, $10,571 and $2,291, respectively, of which approximately $10,000 consisted of expenses associated with the filing of our initial public offering documents, and the balance for general operating and administrative expenses.

Net cash provided by financing activities for the years ended
December 31, 2001 and 2000 was $59,298 and $3,000, respectively.

Our ability to continue as a going concern is dependent on our ability to generate revenues or raise funds through sale of our equity securities for use in administrative, marketing, research and development activities.


ITEM 3.   DESCRIPTION OF PROPERTY

We do not currently own any property other than our proprietary website, software and domain name.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information regarding our Common Stock beneficially owned at January 31, 2002, December 31, 2001 and December 31, 2000, and as at the date of this filing, for each
(i) shareholder known by us to be the beneficial owner of five (5%) percent or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. At January 31, 2002 and as of the date of this filing, there were 7,000,000 shares of our Common Stock issued and outstanding.

                             Number            Percentage
                               of                  of
Name and Address	     Shares		Ownership
----------------             ------            ----------
Lawrence Siccia		    2,000,000            29%
#403 - 1608 Yew St.
Vancouver, BC,
Canada V2S7C9

(1) The person named above, who is our only officer, director and principal shareholder, may be deemed to be a "parent" and "promoter", within the meaning of such terms under the Securities
Act of 1933, by virtue of his direct holdings in our company. Mr.
Siccia is the only "promoter" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES

The following table sets forth the names, positions with our company and ages of our executive officers and directors. Directors are elected at our annual meeting of shareholders and serve for one year or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name of Director/Office            Age		Position(s)
------------------------           ---         -----------
Lawrence Siccia	                    33	        President,
1608 Yew Street #403	                        Secretary,
Vancouver, BC, Canada   V6K 3E7                 Treasurer and
						Director

Background Information
----------------------
Lawrence Siccia has been the President, Secretary, Treasurer and Director of Crafty Admiral Enterprises, Ltd. since May 3, 2001. Since 1995, he has also been a Finance Broker and the Retail Lease Manager for Totem Ford in Vancouver, B.C., Canada. Mr. Siccia has been in the automobile industry since 1994 and has extensive knowledge of automobiles, parts and the automobile industry in general. He will be devoting his time as required to our business.


ITEM 6.  EXECUTIVE COMPENSATION

Mr. Siccia does not presently receive a salary for his services and there are currently no plans to implement any such compensation. He is, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

Employment Agreements
---------------------
Mr.Siccia is not currently party to any employment agreements with us and we presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of our company.


ITEM 7. DESCRIPTION OF SECURITIES

At January 31, 2002 and as of the date of this filing, there were 7,000,000 shares of our Common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative Voting
---------------------
The holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends
--------------

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into our business.

Reports
-------
We will furnish an annual financial report to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------
Our stock transfer agent is Transfer Online of Portland, Oregon, an independent, professional stock transfer agency.


                            PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S    COMMON
EQUITY AND OTHER STOCKHOLDER MATTERS

At January 31, 2002, December 31, 2001 and as of the date of this filing there were 28 shareholders of record of the 7,000,000 shares of Common Stock issued and outstanding.

Our Common Stock is currently listed for trading in the "pink
Sheets" under the trading symbol, "CFYA"; however, no trading has yet commenced.


ITEM 2. LEGAL PROCEEDINGS

Our Management believes there are no material legal proceedings filed, or to our knowledge, threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Mark Bailey & Co., Ltd., our independent Certified Public
Accountants, have been our only auditor since inception and there have been no disagreements between us.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In March, 2000, a total of 2,000,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $,3000 U.S. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our sole officer and director, Lawrence Siccia.

In August 2001, we issued a total of 5,000,000 shares of Common Stock, at a price of $.01 per share to a total of 27 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, approved by the State of Nevada Securities Division and raised a total of $50,000, which is being used for general operating expenses.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation and By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of our company. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S


The financial statements and supplementary data are included herein.


FINANCIAL STATEMENTS AND EXHIBITS

Following are our audited Financial Statements for the one-month period ended January 31, 2002 and for the years ended December 31, 2001 and 2000, prepared by Mark Bailey & Co., Ltd., independent
Certified Public Accountants.

                     CRAFTY ADMIRAL ENTERPRISES, LTD.
                      (A Development Stage Company)



                           FINANCIAL STATEMENTS

                           FOR THE MONTH ENDED

                            JANUARY 31, 2002

                                  AND


                             THE YEAR ENDED

                            DECEMBER 31, 2001,

                                 WITH

                            AUDIT REPORT OF


                     CERTIFIED PUBLIC ACCOUNTANTS

                        TABLE OF CONTENTS
                        -----------------



Independent Auditors' Report                         2

Balance Sheets                                       4

Statements of Operations                             5

Statements of Changes in Stockholders' Equity        6

Statements of Cash Flows                             7

Notes to Financial Statements                        8





                       MARK BAILEY & CO. LTD.
                     Certified Public Accountants
                  Management Consultants
1495 Ridgeview Drive, Suite 200           P.O. Box 6060
Reno, Nevada 89509-6634                   Reno, Nevada 89513
Phone: 775-332-3200                       Fax: 775-332-4210
                    Independent Auditors' Report
March 6, 2002

Board of Directors - Crafty Admiral Enterprises, Ltd.

We have audited the accompanying balance sheets of Crafty Admiral Enterprises, Ltd., (a Company in the development stage) as of January 31, 2002, and December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the month ended January 31, 2002, and the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crafty Admiral Enterprises, Ltd., (a Company in the development stage), as of January 31, 2002, and December 31, 2001, and the results of its operations and its cash flows for the month ended January 31, 2002, and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in
Note 1 to the financial statements, the Company is in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mark Bailey & Co., Ltd.
Reno, Nevada
                                  13


             CRAFTY ADMIRAL ENTERPRISES, LTD.
          (A Company in the Development Stage)
                     BALANCE SHEETS
      January 31, 2002, December 31, 2001 and 2000

                         ASSETS
                         ======
                         January 31  December 31  December 31
                            2002        2001         2000
                         ----------  -----------  -----------
Cash	                   $  48,386    $  49,436    $    709
                         ---------    ---------    --------
Deferred Tax Asset
(net of valuation
allowance of $4,730,
$4,373 and $779,
respectively)	               -           -            -
			       ---------    ---------    --------
Total current and
  total assets	       $  48,386    $  49,436    $    709
                         =========    =========    ========

       LIABILITIES AND STOCKHOLDERS' EQUITY
       ====================================
Advance from Officer     $  12,298    $  12,298    $      -
                         ---------    ---------    --------
Total current and total
  liabilities               12,298      12,298		    -
	                   ---------	  --------     --------
Commitments and
Contingencies	               -           -            -

Stockholders' Equity
--------------------
Common stock, $.001 par value,
25,000,000 shares authorized,
7,000,000 and 2,000,000 shares
issued and outstanding at
January 31, 2002, December 31,
2001 and 2000, respectively  7,000        7,000      2,000
Additional paid in capital  43,000       43,000      1,000
Deficit accumulated during
the development stage	   (13,912)	    (12,862)    (2,291)
                          --------     --------    -------
Total stockholders'
  equity	                36,088       37,138        709
                          --------     --------   --------
Total liabilities and
stockholders' equity	  $ 48,386     $ 49,436    $   709
                          ========     ========    =======

The Accompanying Notes are an Integral Part of These Financial
Statements.
                              14

                CRAFTY ADMIRAL ENTERPRISES, LTD.
              (A Company in the Development Stage)
                 STATEMENTS OF OPERATIONS
For the Periods Ended January 31, 2002, December 31, 2001 and 2000

                         Cumulative                         From
                          During       Year     Year      Inception
                         Development   Ended    Ended    (3/6/00) to
                           Stage     12/31/01  12/31/00   12/31/00
                         -------------------------------------------

Revenue                  $     -     $   -      $    -     $    -

Administrative expenses   (13,912)    (1,050)    (10,571)    (2,291)
                         -------------------------------------------
Net loss before income
taxes                     (13,912)    (1,050)    (10,571)    (2,291)
                         -------------------------------------------


Provision for income taxes      -         -            -         -
                         -------------------------------------------

Net Loss                 $(13,912)  $ (1,050)   $ (10,571  $ (2,291)
                         ===========================================

Loss per share
basic and diluted        $      -   $      -    $      -    $     -
                         ===========================================

Weighted average
common shares            3,136,364  7,000,000   3,666,667  2,000,000
                         ===========================================








The accompanying notes are an integral part of these financial statements.






                                  15




                    CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Company in the Development Stage)
             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             --------------------------------------------
  For the Periods Ended January 31, 2002, December 31, 2001 and 2000

   	                              Additional
                      Common Stock    paid-in    Retained  Total
                    Shares   Amount   Capital	 Deficit   Equity
                    ---------------------------------------------

Shares issued for
cash March 2000   2,000,000 $2,000   $  1,000     $  -    $ 3,000

Net loss                                          (2,291)  (2,291)
                   ----------------------------------------------
Balance at
December 31, 2000 2,000,000  2,000      1,000     (2,291)     709

Shares issued for
cash August 2001  5,000,000  5,000     42,000        -     47,000

Net loss                                         (10,571) (10,571)
                   ----------------------------------------------
Balance at
December 31, 2001 7,000,000  7,000     43,000    (12,862)  37,138

Net Loss                                          (1,050)  (1,050)
                   ----------------------------------------------
Balance at
January 31, 2002  7,000,000 $7,000    $43,000   $(13,912) $36,088
                  ===============================================







The accompanying notes are an integral part of these financial statements.





                               16










                 CRAFTY ADMIRAL ENTERPRISES, LTD.
               (A Company in the Development Stage)
                     STATEMENT OF CASH FLOWS
     For the Years Ended December 31, 2001 and December 31, 2000

                       Cumulative                        From
                         During       Year      Year   Inception
                       Development    Ended     Ended  (3/6/00) to
                         Stage      12/31/01  12/31/00  12/31/00
                      --------------------------------------------
Cash Flows from
Operating Activities
--------------------
Net Loss               $ (13,912)  $ (1,050)  $(10,571)$   2,291
Adjustment to
reconcile net loss to
net cash used in
operating activities:
 Increase in deferred
  Tax asset              (4,730)      (357)     (3,594)     (779)
 Increase in deferred
  Tax valuation
  allowance               4,730        357       3,594       779
                       ------------------------------------------
Net cash used in
Operating activities    (13,912)    (1,050)    (10,571)   (2,291)
                       ------------------------------------------
Cash Flows from
Financing Activities
--------------------
Proceeds received from
 Issuance of stock       50,000         -       47,000     3,000
Advance from officer     12,298         -       12,298         -
                       -----------------------------------------
Net cash provided by
financing activities     62,298         -       59,298     3,000
                       -----------------------------------------
Net Increase (decrease)
in cash                  48,386      (1,050)    48,727       709

Cash and cash
equivalents at December
31, 2001, December 31,
2000 and March 6, 2000      -        49,436        709        -
                       -----------------------------------------
Cash and cash
equivalents at January
31, 2002, December 31,
2001 and 2000          $ 48,386    $ 48,386   $ 49,436    $  709
                       =========================================

                                17

Supplementary Information:
--------------------------
No amounts were actually paid for either interest or income taxes during the month ended January 31, 2002, nor for the periods ended December 31, 2001 and 2000.

                 CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Company in the Development Stage)
                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------
           January 31, 2002, December 31, 2001 and 2000

1.  Organization and Significant Accounting Policies
------------------------------------------------
The Company was organized March 6, 2000, under the laws of the State of Nevada. The Company is in the development stage as its operations principally involve research and development, market analysis, and other business planning activities, and no revenue has been generated to date.

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. The Company plans an offering to raise up to $1,000,000. Until that time, the officers and directors have committed to advancing the operating costs of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
The company maintains a cash balance in a non-interest bearing bank account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of January 31, 2002, December 31, 2001 or 2000.

Year End
--------
The Company has selected December 31 as its fiscal year end.

Income Taxes
------------
The Company provides for income taxes under the provisions of SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability based approach in accounting for income taxes.

                    CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Company in the Development Stage)
                     NOTES TO FINANCIAL STATEMENTS
                      -----------------------------
           January 31, 2002, December 31, 2001 and 2000

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. (See Note 2)

Loss Per Share
--------------
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Basic loss per share for each period is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of January 31, 2002, December 31, 2001 and 2000, the Company had no dilutive common stock equivalents such as stock options.

Revenue Recognition
-------------------
In 2000 the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Pursuant to SAB No. 101 and the relevant generally accepted accounting principles, the Company will recognize revenue upon the passage of title, ownership and the risk of loss to the customer. During the month ended January 31, 2002, and the periods ended December 31, 2001, and 2000, there was no revenue.

New Accounting Pronouncements
-----------------------------
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires that unallocated negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company will account for business combinations in accordance with the guidance in SFAS No. 141.

                    CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Company in the Development Stage)
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
              January 31, 2002, December 31, 2001 and 2000


In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement establishes accounting and reporting standards for goodwill and intangibles for years commencing after December 15, 2001. Whether already acquired or subsequently acquired after the effective date, companies are required to identify intangibles with finite lives and those with indefinite lives. Those intangibles with finite lives are to be amortized over the estimated useful lives of the assets while those with indefinite lives are not to be amortized. Goodwill is not to be amortized. Each intangible or goodwill asset should be analyzed at least annually for impairment where the carrying value is in excess of the fair value of the intangibles and in excess of the implied fair value in the case of goodwill assets. The asset's carrying value is to be reduced by a charge to income if the fair value is lower than the carrying value. As of December 31, 2001, and January 31, 2002, the Company has no intangibles or goodwill. The standard will be implemented as of December 31, 2001.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. Management does not feel that this standard will materially affect the Company.

Federal Income Taxes
-------------------
The Company recognizes deferred tax liabilities and benefits for the expected future tax impact of transactions that have been accounted for differently for book and tax purposes.

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance has been provided to reduce the asset to the amount of tax benefit management believes it will realize. (See Note 1)

                    CRAFTY ADMIRAL ENTERPRISES, LTD.
                  (A Company in the Development Stage)
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
              January 31, 2002, December 31, 2001 and 2000

Federal Income Taxes (continued)
--------------------------------
The following is a schedule of the composition of the provision for income taxes:


                          January 31,   December 31,   December 31,
                             2002          2001           2000
                          -----------------------------------------

Deferred noncurrent
tax asset                $  4,730       $  4,373        $   799
Valuation allowance        (4,730)        (4,373)          (799)
Total provision for
income taxes             $   -0-        $   -0-         $   -0-

The net change in the valuation account was $357, $3,594, and $799 for the periods ended January 31, 2002, December 31, 2001, and 2000, respectively. The Company has available net operating loss carryforwards totaling approximately $14,000, which expire in the years 2020 to 2022.

Fair Value of Financial Instruments
-----------------------------------
SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," is a part of a continuing process by the FASB to improve information on financial statements. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement.

The carrying amount reported in the balance sheet for the advance from a stockholder approximates fair value at January 31, 2002, and December 31, 2001, due to the short term nature of the advance.

Advance from officer
--------------------
During the year ended December 31, 2001, an officer advanced the Company a total of $12,298. The note is due on demand and is non-interest bearing (See Note 5). There were no further advances during the month ended January 31, 2002.

Related Party Transactions
--------------------------
In March 2000, the President of the Company acquired 2,000,000 shares of the Company's common stock for $3,000 in cash (See Note
6).

-------------------------------------
While the Company is seeking additional capital through an offering, an officer and shareholder of the Company has advanced funds on behalf of the Company to pay for any costs incurred. The balance of the advances was $12,298 at January 31, 2002, and December 31, 2001. The advance is noninterest bearing and no interest has been accrued (See Note 4).

Stockholders' Equity
--------------------
In March 2000, the President of the Company acquired 2,000,000 shares of the Company's common stock for $3,000 in cash. (See Note
5)

In August 2001, the company sold 5,000,000 shares of the company's common stock for $50,000 in cash (less $3,000 in offering costs).

                   PART III



Items 1 and 2.  Index to and Description of Exhibits
----------------------------------------------------


Exhibit No.     Description		              Page No.
-----------     -----------             	        --------

   3(i)          Articles of Incorporation          24
                 and Amendments

   3(ii)         Bylaws                             26

   5	           Opinion re Legality and            49
                 Consent of Counsel (23a)

   23            Consent of Accountant              50




                        SIGNATURES
                        -----------
In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  March 21, 2002     Crafty Admiral Enterprises, Ltd.
                           by: /s/ Lawrence Siccia, President


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of Registrant in the capacities and on the dates indicated.

/s/ Lawrence Siccia, President and Director

Dated: March 21, 2002












                                      24